FILED PURSUANT TO RULE 424(B)(3)

File Number 333-190275

SUNGARD DATA SYSTEMS INC.

SUPPLEMENT NO. 10 TO

MARKET-MAKING PROSPECTUS DATED AUGUST 8, 2013

THE DATE OF THIS SUPPLEMENT IS APRIL 4, 2014

ON APRIL 4, 2014, SUNGARD DATA SYSTEMS INC. FILED THE ATTACHED

CURRENT REPORT ON FORM 8-K DATED MARCH 31, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 31, 2014

Commission file numbers:

SunGard Capital Corp. 000-53653

SunGard Capital Corp. II 000-53654

SunGard Data Systems Inc. 1-12989

SunGard® Capital Corp.

SunGard® Capital Corp. II

SunGard® Data Systems Inc.

(Exact name of registrant as specified in its charter)

Delaware	20-3059890
Delaware	20-3060101
Delaware	51-0267091
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

680 East Swedesford Road Wayne, Pennsylvania	19087
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (484) 582-2000

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On March 31, 2014, SunGard Data Systems Inc. (“SDS”) completed its previously announced split-off of its Availability Services business (the “Availability Business”). Pursuant to the Separation Agreement (described below), the assets and liabilities of SDS and its subsidiaries related to the Availability Business were transferred to Sungard Availability Services Capital, Inc. (“SpinCo”), which is now a separate, independent company. A copy of the press release announcing completion of the split-off is attached hereto as Exhibit 99.1.

In connection with the split-off and related transactions, the following agreements, among others, were entered into on March 31, 2014.

(i) a Separation and Distribution Agreement (the “Separation Agreement”) among SunGard Capital Corp. (“Capital”), SunGard Capital Corp. II (“Capital II”), SunGard Holding Corp., a wholly owned subsidiary of Capital II (“Holding”), SunGard Holdco LLC, a wholly owned subsidiary of Holding (“HoldCo”), SDS (collectively with Capital, Capital II, Holding and HoldCo, the “SunGard Parties”), Spinco, a wholly owned subsidiary of SDS, and Sungard Availability Services Holdings, LLC, a wholly owned subsidiary of SDS (“Availability LLC”);

(ii) a Tax Sharing and Disaffiliation Agreement (the “Tax Sharing Agreement”) among Capital, SDS, SpinCo and Availability LLC;

(iii) a Trademark License Agreement (the “Trademark License Agreement”) between an affiliate of SunGard that owns the trademark “SunGard” and SpinCo;

(iv) an Amended and Restated Management Agreement (the “A&R Management Agreement”) among the SunGard Parties, Bain Capital Partners, LLC, Blackstone Communications Advisors I L.L.C., Blackstone Management Partners IV L.L.C., Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co. L.P., Providence Equity Partners L.L.C., Silver Lake Management Company, L.L.C. and TPG GenPar IV, L.P.;

(v) a Second Amended and Restated Principal Investor Agreement (the “A&R Principal Investor Agreement”) among the SunGard Parties and the Principal Investors defined therein;

(vi) a Second Amended and Restated Participation, Registration Rights and Coordination Agreement (the “A&R Participation Agreement”) among the SunGard Parties and certain stockholders of Capital and Capital II; and

(vii) a Second Amended and Restated Stockholders Agreement (the “A&R Stockholders Agreement,” and, together with the A&R Management Agreement, the A&R Principal Investor Agreement and the A&R Participation Agreement, the “Amended and Restated Capital Agreements”) among the SunGard Parties and the stockholders of Capital and Capital II.

The Separation Agreement

Pursuant to the Separation Agreement, SDS and its subsidiaries transferred to Availability LLC the assets and liabilities of SDS and its subsidiaries related to the Availability Business.

Following the transfer of the Availability Business to Availability LLC, SDS contributed all of the outstanding ownership interests in Availability LLC to SpinCo in exchange for (i) approximately $425 million aggregate principal amount of 8.75% SpinCo senior notes due 2022, (ii) approximately $1,005 million in cash, representing the net cash proceeds of a new SpinCo term loan facility, and (iii) 197,705,449 shares of SpinCo’s common stock.

Immediately after the contribution of Availability LLC to SpinCo, SDS distributed (through a series of internal distributions) all of SpinCo’s common stock to Capital II. Following these internal distributions, at the direction of the principal stockholders of Capital and Capital II, and in accordance with the stockholders agreement of Capital, Capital caused the holders of preferred stock of Capital II (“Capital II Preferred Stock”) to exchange, on a pro rata basis and at fair market value, a portion of their shares of Capital II Preferred Stock for all of the shares of SpinCo’s common stock (the “split-off”). In the split-off, 2,358,065 shares of Capital II Preferred Stock (including accrued and unpaid dividends thereon), constituting approximately 24% of the issued and outstanding shares of Capital II Preferred Stock as of the date of the exchange, were exchanged for all of the issued and outstanding shares of SpinCo common stock as of the date of the exchange.

Effective upon consummation of the split-off, pursuant to the Separation Agreement, SpinCo and SDS, along with their respective subsidiaries, affiliates and other related parties, mutually released the other from all actions or claims that each of them (or their related parties) had or could have against the other, subject to certain exceptions, and except for actions or claims arising under any of the agreements between the parties to be continued after, or entered into in connection with, the split-off and related transactions.

SpinCo and SDS also agreed to indemnify the other, along with its subsidiaries, affiliates and other related parties, for certain losses, including losses resulting from its business, whether arising from actions occurring before or after the date of the split-off, or from breaches of the Separation and Distribution Agreement or the related ancillary agreements by the other party.

Tax Sharing Agreement

Pursuant to the Tax Sharing Agreement, SDS and SpinCo allocate responsibility for U.S. federal, state and local and foreign income and other taxes relating to taxable periods before and after the split-off, and provide for computing and apportioning tax liabilities and tax benefits between the parties. SpinCo is generally responsible for all taxes attributable to the Availability Business for periods subsequent to the split-off, and certain non-income taxes attributable to the Availability Business for any taxable period that ends on or before the date of the split-off.

In the Tax Sharing Agreement, each of Capital, SDS and SpinCo, among other things (i) represent that they and their subsidiaries have no plan or intention to take or fail to take any action that would be inconsistent with the representations, statements, warranties and covenants provided to tax counsel in connection with their delivery of tax opinions to Capital, Capital II and SDS with respect to the split-off and certain related transactions and (ii) covenant that during the two-year period following the split-off they and their subsidiaries will not sell, issue or redeem their equity securities (except in connection with certain specified transactions), redeem or otherwise repay any of the SpinCo senior notes issued in connection with the split-off, liquidate, merge or consolidate with another person or sell or dispose of a substantial portion of their assets. During this two-year period, each of Capital and SpinCo and their respective subsidiaries may take certain actions prohibited by their respective covenants if they receive an IRS ruling or a favorable opinion of tax counsel or a nationally recognized accounting firm, reasonably satisfactory to the other party, to the effect that these actions should not affect the tax-free nature of the split-off and related transactions; provided, however, that, in the case of any action to be taken in the first year after the split-off, SpinCo must also obtain the written consent of Capital. Regardless of the receipt of any such IRS ruling or opinion or the consent of Capital, SDS must indemnify SpinCo and its subsidiaries, and SpinCo must indemnify SDS and Capital and their subsidiaries, for certain taxes resulting from the action taken and relating to the split-off or related transactions. SDS is also required to indemnify SpinCo and its subsidiaries, and SpinCo is required to indemnify SDS and Capital and their subsidiaries, for certain taxes relating to the split-off and certain related transactions that result from (i) any breach of the representations regarding, or the covenants regarding the preservation of, the intended tax-free treatment of the split-off and such related transactions undertaken in connection with the split-off, (ii) any action or omission that is inconsistent with the representations, statements, warranties and covenants provided to tax counsel in connection with their delivery of tax opinions to Capital, Capital II and SDS with respect to the split-off and certain related transactions, and (iii) any other action or omission by it or any of its subsidiaries that was likely to give rise to such taxes when taken.

In addition, if the split-off and/or certain related transactions fail to qualify as tax-free transactions for reasons other than those for which SDS or SpinCo would be wholly responsible pursuant to the provisions described above, SpinCo will be obligated to indemnify Capital and SDS for 23% of the liability for taxes imposed in respect of the split-off and such related transactions and Capital will bear the remainder of such taxes. Further, under certain circumstances, if the split-off and certain related transactions become taxable to Capital, SpinCo will be required to reimburse Capital for its costs on account of certain tax benefits to SpinCo.

Trademark License Agreement

The Trademark License Agreement sets forth the license grant and terms under which SpinCo and its affiliates are permitted to use the mark “SUNGARD AVAILABILITY SERVICES,” certain abbreviations thereof, and certain domain names. Under the Trademark License Agreement, SpinCo and its affiliates have an exclusive worldwide license to the mark “SUNGARD AVAILABILITY SERVICES” in connection with its business as conducted immediately prior to the split-off. The mark is being registered in the United States and SpinCo has the right, at its sole expense, to request of SDS to register the mark in other jurisdictions. In addition, SpinCo has the right to use certain abbreviations of the mark and to use “sungardas” as part of its domain names (including for website and email addresses).

During the first two years following the split-off, the licensed mark is royalty free. In years 3, 4 and 5, SpinCo will pay a royalty payment of 0.30% of SpinCo’s worldwide revenue (not counting revenue from resellers that “white label” its services and do not use its name to sell the services). In years 6 and 7, the royalty is reduced to 0.15% and 0.075%, respectively. As of year 8, if SpinCo has paid all royalties, it will have a perpetual, royalty-free license to use the mark going forward. In year 6, SpinCo has the option to prepay the remaining royalties and then have a perpetual license. SpinCo also has the right to “buy out” the royalty payments and receive a perpetual license if SunGard undergoes a change of control prior to March 31, 2021.

Amended and Restated Capital Agreements

The A&R Management Agreement amends and restates the Management Agreement, dated as of August 11, 2005 (the “Prior Management Agreement”), by and among the SunGard Parties, Bain Capital Partners, LLC (“Bain”), Blackstone Communications Advisors I L.L.C., Blackstone Management Partners IV L.L.C. (together with Blackstone Communications Advisors I L.L.C., “Blackstone”), Goldman Sachs & Co. (“Goldman Sachs”), Kohlberg Kravis Roberts & Co. L.P. (“KKR”), Providence Equity Partners L.L.C. (“Providence”), Silver Lake Management Company, L.L.C. (“Silver Lake”) and TPG GenPar IV, L.P. (“TPG,” and collectively with Bain, Blackstone, Goldman Sachs, KKR, Providence and Silver Lake, the “Sponsors”). The provisions of the Prior Management Agreement relating to the payment of quarterly periodic fees and subsequent transaction fees by Capital and its subsidiaries to the Sponsors were amended to reflect the fact that Bain and KKR (such Sponsors, or their successors in this role, the “AS Sponsors”) are reducing the amount of management consulting services and operational advice they provide to Capital and its subsidiaries. Accordingly, the quarterly periodic management fee payable under the A&R Management Agreement is 1.1% of EBITDA for the prior calendar quarter, payable only to Blackstone, Goldman Sachs, Providence, Silver Lake and TPG in proportion to their respective ownership interests in Capital and its subsidiaries. The AS Sponsors will each receive a reduced management fee of $50,000 per quarter. The Sponsors will continue to be entitled to take an aggregate fee (a “Subsequent Fee “) equal to 1% of the gross transaction value of any future debt or equity financing, acquisition, disposition or change of control transaction having a gross transaction value exceeding $25 million. However, each Subsequent Fee will be divided among the Sponsors in proportion to the advisory services provided by each Sponsor in connection with the subsequent transaction, as determined by a two-thirds supermajority of the voting interests held by the Sponsors at the time of such subsequent transaction.

The A&R Principal Investor Agreement amends the Amended and Restated Principal Investor Agreement, dated as of November 7, 2012 (the “Prior Principal Investor Agreement”), by and among the funds comprising the shareholders designated as the “Principal Investor Groups” in the Certificate of Incorporation of Capital (each a “Principal Investor Group” and, collectively, the “Principal Investor Groups”) and the SunGard Parties. The Prior Principal Investor Agreement was amended to provide that the Principal Investor Groups whose designees are serving as directors of SpinCo will no longer be able to designate representatives to serve on the operating committee of Capital.

The A&R Stockholders Agreement amends the Amended and Restated Stockholders Agreement, dated as of November 7, 2012 (the “Prior Stockholders Agreement”), by and among the SunGard Parties and the stockholders of Capital and Capital II. The Prior Stockholders Agreement was amended to provide that, subject to certain limited exceptions, all stockholders party thereto will be prohibited from directly or indirectly selling, transferring or disposing of any shares of Capital, Capital II, Holding, Holdco LLC or SDS (i) for one year following the split-off and (ii) in the second year following the split-off unless accompanied by a tax opinion stating that the sale, transfer or disposition should not disqualify the split-off or any of the related transactions from tax-free treatment.

The A&R Participation Agreement amends the Amended and Restated Participation, Registration Rights and Coordination Agreement, dated as of November 7, 2012 (the “Prior Participation Agreement”), by and among the SunGard Parties, the Principal Investor Groups and certain other stockholders of Capital and Capital II. The Prior Participation Agreement was amended to clarify that the exercise of demand registration rights by the Principal Investor Groups is subject to the transfer restrictions in the A&R Stockholders Agreement and to remove the Availability Business from the definition of the businesses of SDS.

The foregoing description of the Separation Agreement, the Tax Sharing Agreement, the Trademark License Agreement and the Amended and Restated Capital Agreements do not purport to be complete and are qualified in the entirety by reference to the Separation Agreement, the Tax Sharing Agreement, the Trademark License Agreement, the A&R Management Agreement, the A&R Principal Investor Agreement, the A&R Participation Agreement, and the A&R Stockholders Agreement, which are filed as Exhibits 2.1, 2.2, 2.3, 2.4, 2.5, 2.6 and 2.7 respectively, and each of which is incorporated herein by reference.

Item 2.01 Completion of Acquisition or Disposition of Assets.

The information contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.01.

Item 2.02 Results of Operations and Financial Condition.

The unaudited pro forma condensed consolidated financial information of Capital, Capital II and SDS, after giving effect to the split-off, and the related notes thereto, are attached hereto as Exhibit 99.2.

Item 2.06. Material Impairments.

Capital, Capital II and SDS (collectively with Capital and Capital II, the “Company”) concluded that a material non-cash charge for impairment to the SunGard trade name is required under U.S. generally accepted accounting principles and will be recorded in the Company’s results of operations for the three-month period ended March 31, 2014. The impairment is a result of the split-off and from the effects that the split-off has on the valuation assumptions underlying the trade name, primarily the change in use of the SunGard trade name post-split by the Availability Business. While the Company is in the process of completing its impairment calculation, the current estimate of the impairment charge is approximately $339 million, which has been reflected in the pro forma financial statements included in Exhibit 99.2 of this Form 8-K.

The Company is being assisted in its evaluation of its trade name by an independent valuation firm. The related valuation is being developed utilizing assumptions and projections that the Company believes to be reasonable and supportable and that reflect management’s best estimates of projected future performance of the Company.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 31, 2014, James H. Greene, Jr. resigned from the boards of directors of Capital, Capital II and SDS.

On March 31, 2014, John Park was elected to the board of directors of each of SCC, SCC II and SDS in accordance with the terms of (i) the Prior Stockholders Agreement, which gives each Principal Investor Group the right to designate one nominee to the board of directors of SCC, and (ii) the Prior Principal Investor Agreement, which provides for the boards of directors of SCC II, SDS and other specified holding companies to consist of the same members as the board of SCC. Mr. Park was designated by certain funds associated with KKR. Mr. Park will not serve on any committee of the boards of directors.

KKR, the Principal Investor Group that designated Mr. Park, and its respective affiliates have from time to time entered into, and may continue to enter into, arrangements with the Company to use the Company’s products and services, or for the Company to use products and services of KKR or its respective affiliates, in the ordinary course of business, which often result in revenues or costs to the Company in excess of $120,000 annually.

Item 9.01 Financial Statements and Exhibits.

(b)	Pro Forma Financial Information

The unaudited pro forma consolidated financial information of Capital, Capital II and SDS for the years ended December 31, 2011, 2012 and 2013, and as of December 31, 2013, giving effect to the transactions, is filed as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference.

(d) Exhibits

Exhibit Number	Exhibit Title

2.1	Separation and Distribution Agreement, dated March 31, 2014, by and among SunGard Capital Corp., SunGard Capital Corp. II, SunGard Holding Corp., SunGard Holdco LLC, SunGard Data Systems Inc., Sungard Availability Services Capital, Inc., and Sungard Availability Services Holdings, LLC

2.2	Tax Sharing and Disaffiliation Agreement, dated March 31, 2014, by and among SunGard Capital Corp., SunGard Data Systems Inc., Sungard Availability Services Capital, Inc., and Sungard Availability Services Holdings, LLC

2.3	Trademark License Agreement, dated March 31, 2014, between SunGard Development LLC and Sungard Availability Services Capital, Inc.

2.4	Amended & Restated Management Agreement, dated March 31, 2014, by and among SunGard Data Systems Inc., SunGard Capital Corp., SunGard Capital Corp. II, SunGard Holding Corp., SunGard Holdco LLC, Bain Capital Partners, LLC, Blackstone Communications Advisors I L.L.C., Blackstone Management Partners IV L.L.C., Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co. L.P., Providence Equity Partners L.L.C., Silver Lake Management Company, L.L.C. and TPG GenPar IV, L.P.

2.5	Second Amended and Restated Principal Investor Agreement, dated March 31, 2014, by and among SunGard Data Systems Inc., SunGard Capital Corp., SunGard Capital Corp. II, SunGard Holding Corp., SunGard Holdco LLC, and certain principal investor parties provided therein

2.6	Second Amended and Restated Participation, Registration Rights and Coordination Agreement, dated March 31, 2014, by and among SunGard Data Systems Inc., SunGard Capital Corp., SunGard Capital Corp. II, SunGard Holding Corp., SunGard Holdco LLC, and certain stockholder parties provided therein

2.7	Second Amended and Restated Stockholders Agreement, dated March 31, 2014, by and among SunGard Data Systems Inc., SunGard Capital Corp., SunGard Capital Corp. II, SunGard Holding Corp., SunGard Holdco LLC, and the stockholder parties provided therein

99.1	Press Release, dated March 31, 2014

99.2	Unaudited Pro Forma Condensed Consolidated Financial Information of Capital, Capital II and SDS for the years ended December 31, 2011, 2012 and 2013, and as of December 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SunGard Capital Corp. SunGard Capital Corp. II SunGard Data Systems Inc.

April 4, 2014	By:	/s/ Charles J. Neral
Charles J. Neral
Senior Vice President, Finance and Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit Title

2.1	Separation and Distribution Agreement, dated March 31, 2014, by and among SunGard Capital Corp., SunGard Capital Corp. II, SunGard Holding Corp., SunGard Holdco LLC, SunGard Data Systems Inc., Sungard Availability Services Capital, Inc., and Sungard Availability Services Holdings, LLC

2.2	Tax Sharing and Disaffiliation Agreement, dated March 31, 2014, by and among SunGard Capital Corp., SunGard Data Systems Inc., Sungard Availability Services Capital, Inc., and Sungard Availability Services Holdings, LLC

2.3	Trademark License Agreement, dated March 31, 2014, between SunGard Development LLC and Sungard Availability Services Capital, Inc.

2.4	Amended & Restated Management Agreement, dated March 31, 2014, by and among SunGard Data Systems Inc., SunGard Capital Corp., SunGard Capital Corp. II, SunGard Holding Corp., SunGard Holdco LLC, Bain Capital Partners, LLC, Blackstone Communications Advisors I L.L.C., Blackstone Management Partners IV L.L.C., Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co. L.P., Providence Equity Partners L.L.C., Silver Lake Management Company, L.L.C. and TPG GenPar IV, L.P.

2.5	Second Amended and Restated Principal Investor Agreement, dated March 31, 2014, by and among SunGard Data Systems Inc., SunGard Capital Corp., SunGard Capital Corp. II, SunGard Holding Corp., SunGard Holdco LLC, and certain principal investor parties provided therein

2.6	Second Amended and Restated Participation, Registration Rights and Coordination Agreement, dated March 31, 2014, by and among SunGard Data Systems Inc., SunGard Capital Corp., SunGard Capital Corp. II, SunGard Holding Corp., SunGard Holdco LLC, and certain stockholder parties provided therein

2.7	Second Amended and Restated Stockholders Agreement, dated March 31, 2014, by and among SunGard Data Systems Inc., SunGard Capital Corp., SunGard Capital Corp. II, SunGard Holding Corp., SunGard Holdco LLC, and the stockholder parties provided therein

99.1	Press Release, dated March 31, 2014

99.2	Unaudited Pro Forma Condensed Consolidated Financial Information of Capital, Capital II and SDS for the years ended December 31, 2011, 2012 and 2013, and as of December 31, 2013

Exhibit 99.2

SunGard Capital Corp.

SunGard Capital Corp. II

SunGard Data Systems Inc.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

SunGard Availability Services Split-off

On March 31, 2014, SunGard Data Systems Inc. (“SDS” or the “Company”) completed its previously announced split-off of its Availability Services (“AS”) business. As a result, the assets and liabilities of SDS and its subsidiaries related to the AS business were transferred to Sungard Availability Services Capital, Inc. (“SpinCo”) which is now a separate, independent company.

In anticipation of the split-off, in January 2014, SDS removed AS as a participant in its secured accounts receivable credit facility and repaid $60 million of the accounts receivable term loan. Also, in February 2014, SDS amended the existing AS separation provision within its senior secured credit facility in order to effect the split-off of AS.

On March 31, 2014, the assets and liabilities of the AS business were contributed to a new subsidiary, and then SDS transferred all of its ownership interests in that subsidiary to SpinCo in exchange for common stock of SpinCo, approximately $425 million of SpinCo senior notes (“SpinCo Notes”), and $1.005 billion of net cash proceeds (from the issuance of the AS term loan facility). SDS used the $1.005 billion to repay approximately $27 million of its tranche C term loans, $713 million of its tranche D term loans and $265 million of its tranche E term loans. SDS also exchanged the SpinCo Notes with an aggregate principal amount of approximately $425 million for existing SDS 7.375% senior notes due 2018 (“SDS Notes”) with an aggregate principal amount of approximately $389 million, which were then retired. The retirement of the SDS Notes is expected to result in a $36 million loss on extinguishment of debt during the three months ended March 31, 2014. Following these transactions, SDS had debt outstanding of approximately $4.93 billion.

Immediately after the transactions described above, SDS distributed the common stock of SpinCo through its ownership chain ultimately to SunGard Capital Corp. II (“Capital II”), and then all shareholders of preferred stock of Capital II exchanged a portion of their shares of preferred stock for all of the shares of common stock of SpinCo. As a result, the preferred shareholders of Capital II own 100% of the common stock of SpinCo.

Pro Forma Information

The accompanying unaudited pro forma condensed consolidated balance sheets of SunGard Capital Corp. (“Capital”), Capital II and SDS, as of December 31, 2013, are presented as if the split-off of SDS’ AS business had occurred on December 31, 2013. The accompanying unaudited pro forma condensed consolidated statements of operations of SDS for the years ended December 31, 2013, 2012 and 2011 are presented as if the split-off of SDS’ AS business had occurred on January 1, 2011. Capital and Capital II are holding companies that have no operations. As the statements of operations for each of Capital, Capital II and SDS are materially similar, we have presented the pro forma condensed consolidated statements of operations of SDS to represent each of Capital, Capital II and SDS for each of the years presented.

Article 11 of Regulation S-X of the Securities Act of 1933 (“Article 11”) requires a pro forma condensed consolidated balance sheet as of the most recently reported period, which, in our case, is December 31, 2013, and a pro forma condensed consolidated statement of operations for the most recent fiscal year, which, in our case, is fiscal 2013. Since AS was not reflected in discontinued operations in SDS’ 2013 Annual Report on Form 10-K, we also included the pro forma impact to SDS of removing AS during fiscal 2012 and 2011.

Pro forma adjustments related to the pro forma condensed consolidated statement of operations include adjustments which give effect to events that are (i) directly attributable to the split-off, (ii) expected to have a continuing effect, and (iii) factually supportable. Pro forma adjustments giving effect to the reduction of interest expense attributable to the repayment of debt and the write-off of the related deferred debt issuance costs, are limited to the most recent fiscal year. Pro forma adjustments related to the pro forma condensed consolidated balance sheet include adjustments which give effect to events that are (i) directly attributable to the transaction, and (ii) factually supportable, regardless of whether they have a continuing effect or are nonrecurring.

The unaudited pro forma condensed consolidated financial information contains specific assumptions and adjustments related to the split-off of the AS business. The adjustments are based on information presently available and assumptions management believes are reasonable under the circumstances as of the date of this filing. Actual adjustments, however, may differ materially from the information presented.

The unaudited pro forma condensed consolidated financial information is intended for informational purposes only. It is not necessarily indicative of and does not purport to represent what Capital, Capital II or SDS’ future financial condition or operating results will be after the split-off, and does not reflect actions that may be undertaken by management after the split-off.

The unaudited pro forma condensed consolidated financial information set forth below, including the notes thereto, should be read in conjunction with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and the historical consolidated financial statements and notes thereto included in SDS’ Annual Report on Form 10-K for the year ended December 31, 2013 that has been filed with the U.S. Securities and Exchange Commission.

SunGard Capital Corp.

Pro Forma Condensed Consolidated Balance Sheets

(In millions)

(Unaudited)

	December 31, 2013
	Historical SunGard	Split-off AS (1)	Pro Forma Adjustments		Pro Forma

Assets
Current:
Cash and cash equivalents	$706	$(106)	$(72	) (2)	$528
Trade receivables, net	772	(212)	—		560
Earned but unbilled receivables	105	(13)	—		92
Prepaid expenses and other current assets	192	(65)	—		127
Assets held for sale	49	—	—		49

Total current assets	1,824	(396)	(72)		1,356

Property and equipment, net	821	(669)	—		152
Software products, net	309	(39)	—		270
Customer base, net	1,152	(732)	—		420
Other assets, net	123	(10)	(20	) (3)	93
Trade name	1,019	—	(347	) (4)	672
Goodwill	4,531	(703)	—		3,828

Total Assets	$9,779	$(2,549)	$(439)		$6,791

Liabilities and Equity
Current:
Short-term and current portion of long-term debt	$293	$(2)	$(29	) (5)	$262
Accounts payable	54	(46)	—		8
Accrued compensation and benefits	281	(36)	—		245
Accrued interest expense	40	—	(6	) (2)	34
Other accrued expenses	206	(76)	(12	) (6)	118
Deferred revenue	845	(256)			589
Liabilities related to assets held for sale	15	—	—		15

Total current liabilities	1,734	(416)	(47)		1,271

Long-term debt	6,099	(5)	(1,425	) (5)	4,669
Deferred and other income taxes	1,028	(282)	(97	) (7)	649
Other long-term liabilities	119	(80)	(4	) (8)	35

Total liabilities	8,980	(783)	(1,573)		6,624

Commitments and contingencies

Noncontrolling interest in preferred stock of Capital II subject to a put option	42	—	(10	) (9)	32
Class L common stock subject to a put option	58	—	—		58
Class A common stock subject to a put option	4	—	—		4

Stockholders’ equity:
Class L common stock	—	—	—		—
Class A common stock	—	—	—		—
Capital in excess of par value	2,482	(1,790)	1,870	(10)	2,562
Treasury stock	(47)	—	—		(47)
Accumulated deficit	(3,497)	85	(295	) (11)	(3,707)
Accumulated other comprehensive income (loss)	16	(61)	—		(45)

Total SunGard Capital Corp. stockholders’ equity (deficit)	(1,046)	(1,766)	1,575		(1,237)
Noncontrolling interest in preferred stock of Capital II	1,741	—	(431	) (9)	1,310

Total equity	695	(1,766)	1,144		73

Total Liabilities and Equity	$9,779	$(2,549)	$(439)		$6,791

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

SunGard Capital Corp. II

Pro Forma Condensed Consolidated Balance Sheets

(In millions)

(Unaudited)

	December 31, 2013
	Historical SunGard	Split-off AS (1)	Pro Forma Adjustments		Pro Forma

Assets
Current:
Cash and cash equivalents	$706	$(106)	$(72	) (2)	$528
Trade receivables, net	772	(212)	—		560
Earned but unbilled receivables	105	(13)	—		92
Prepaid expenses and other current assets	192	(65)	—		127
Assets held for sale	49	—	—		49

Total current assets	1,824	(396)	(72)		1,356

Property and equipment, net	821	(669)	—		152
Software products, net	309	(39)	—		270
Customer base, net	1,152	(732)	—		420
Other assets, net	123	(10)	(20	) (3)	93
Trade name	1,019	—	(347	) (4)	672
Goodwill	4,531	(703)	—		3,828

Total Assets	$9,779	$(2,549)	$(439)		$6,791

Liabilities and Stockholders’ Equity
Current:
Short-term and current portion of long-term debt	$293	$(2)	$(29	) (5)	$262
Accounts payable	54	(46)	—		8
Accrued compensation and benefits	281	(36)	—		245
Accrued interest expense	40	—	(6	) (2)	34
Other accrued expenses	205	(76)	(12	) (6)	117
Deferred revenue	845	(256)			589
Liabilities related to assets held for sale	15	—	—		15

Total current liabilities	1,733	(416)	(47)		1,270

Long-term debt	6,099	(5)	(1,425	) (5)	4,669
Deferred and other income taxes	1,028	(282)	(97	) (7)	649
Other long-term liabilities	102	(80)	—		22

Total liabilities	8,962	(783)	(1,569)		6,610

Commitments and contingencies

Preferred stock subject to a put option	37	—	(9	) (9)	28

Stockholders’ equity:			—
Preferred stock	—	—			—
Common stock	—	—			—
Capital in excess of par value	3,501	(1,790)	1,434	(10)	3,145
Treasury stock	(29)	—	—		(29)
Accumulated deficit	(2,708)	85	(295	) (11)	(2,918)
Accumulated other comprehensive income (loss)	16	(61)	—		(45)

Total stockholders’ equity	780	(1,766)	1,139		153

Total Liabilities and Stockholders’ Equity	$9,779	$(2,549)	$(439)		$6,791

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

SunGard Data Systems Inc.

Pro Forma Condensed Consolidated Balance Sheets

(In millions)

(Unaudited)

	December 31, 2013
	Historical SunGard	Split-off AS (1)	Pro Forma Adjustments		Pro Forma

Assets
Current:
Cash and cash equivalents	$706	$(106)	$(72	) (2)	$528
Trade receivables, net	772	(212)	—		560
Earned but unbilled receivables	105	(13)	—		92
Prepaid expenses and other current assets	192	(65)	—		127
Assets held for sale	49	—	—		49

Total current assets	1,824	(396)	(72)		1,356

Property and equipment, net	821	(669)	—		152
Software products, net	309	(39)	—		270
Customer base, net	1,152	(732)	—		420
Other assets, net	123	(10)	(20	) (3)	93
Trade name	1,019	—	(347	) (4)	672
Goodwill	4,531	(703)	—		3,828

Total Assets	$9,779	$(2,549)	$(439)		$6,791

Liabilities and Stockholder’s Equity
Current:
Short-term and current portion of long-term debt	$293	$(2)	$(29	) (5)	$262
Accounts payable	54	(46)	—		8
Accrued compensation and benefits	281	(36)	—		245
Accrued interest expense	40	—	(6	) (2)	34
Other accrued expenses	208	(76)	(12	) (6)	120
Deferred revenue	845	(256)			589
Liabilities related to assets held for sale	15	—	—		15

Total current liabilities	1,736	(416)	(47)		1,273

Long-term debt	6,099	(5)	(1,425	) (5)	4,669
Deferred and other income taxes	1,021	(282)	(97	) (7)	642
Other long-term liabilities	102	(80)	—		22

Total liabilities	8,958	(783)	(1,569)		6,606

Commitments and contingencies

Stockholder’s equity:
Common stock	—	—	—		—
Capital in excess of par value	3,513	(1,790)	1,425	(10)	3,148
Accumulated deficit	(2,708)	85	(295	) (11)	(2,918)
Accumulated other comprehensive income (loss)	16	(61)	—		(45)

Total stockholder’s equity	821	(1,766)	1,130		185

Total Liabilities and Stockholder’s Equity	$9,779	$(2,549)	$(439)		$6,791

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

SunGard Capital Corp.

SunGard Capital Corp. II

SunGard Data Systems Inc.

Pro Forma Condensed Consolidated Statement of Operations

(In millions)

(Unaudited)

	Year Ended December 31, 2013
	Historical SunGard	Split-off AS (1)	Pro Forma Adjustments		Pro Forma
Revenue:
Services	$3,802	$(1,348)	$—		$2,454
License and resale fees	276	(2)	—		274

Total products and services	4,078	(1,350)	—		2,728
Reimbursed expenses	56	(23)	—		33

Total revenue	4,134	(1,373)	—		2,761

Costs and expenses:
Cost of sales and direct operating (excluding depreciation)	1,706	(737)	—		969
Sales, marketing and administration	964	(223)	—		741
Product development and maintenance	366	(5)	—		361
Depreciation	303	(199)	—		104
Amortization of acquisition-related intangible assets	334	(153)	—		181

Total costs and expenses	3,673	(1,317)	—		2,356

Operating income (loss)	461	(56)	—		405
Interest income	1	—	—		1
Interest expense and amortization of deferred financing fees	(398)	—	81	(12)	(317)
Loss on extinguishment of debt	(6)	—	—		(6)
Other income (expense)	(1)	—	—		(1)

Income (loss) from continuing operations before income taxes	57	(56)	81		82
Benefit from (provision for) income taxes	(6)	11	(28	) (13)	(23)

Income (loss) from continuing operations	$51	$(45)	$53		$59

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

SunGard Capital Corp.

SunGard Capital Corp. II

SunGard Data Systems Inc.

Pro Forma Condensed Consolidated Statement of Operations

(In millions)

(Unaudited)

	Year Ended December 31, 2012
	Historical SunGard	Split-off AS (1)	Pro Forma
Revenue:
Services	$3,878	$(1,383)	$2,495
License and resale fees	274	(3)	271

Total products and services	4,152	(1,386)	2,766
Reimbursed expenses	61	(19)	42

Total revenue	4,213	(1,405)	2,808

Costs and expenses:
Cost of sales and direct operating (excluding depreciation)	1,712	(713)	999
Sales, marketing and administration	996	(223)	773
Product development and maintenance	380	(6)	374
Depreciation	287	(191)	96
Amortization of acquisition-related intangible assets	382	(165)	217
Goodwill impairment charges	385	(385)	—

Total costs and expenses	4,142	(1,683)	2,459

Operating income (loss)	71	278	349
Interest income	1	—	1
Interest expense and amortization of deferred financing fees	(428)	—	(428)
Loss on extinguishment of debt	(82)	—	(82)

Income (loss) from continuing operations before income taxes	(438)	278	(160)
Benefit from (provision for) income taxes	40	21	61

Income (loss) from continuing operations	$(398)	$299	$(99)

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

SunGard Capital Corp.

SunGard Capital Corp. II

SunGard Data Systems Inc.

Pro Forma Condensed Consolidated Statement of Operations

(In millions)

(Unaudited)

	Year Ended December 31, 2011
	Historical SunGard	Split-off AS (1)	Pro Forma
Revenue:
Services	$4,001	$(1,438)	$2,563
License and resale fees	286	(2)	284

Total products and services	4,287	(1,440)	2,847
Reimbursed expenses	94	(20)	74

Total revenue	4,381	(1,460)	2,921

Costs and expenses:
Cost of sales and direct operating (excluding depreciation)	1,791	(732)	1,059
Sales, marketing and administration	1,084	(236)	848
Product development and maintenance	414	(5)	409
Depreciation	271	(180)	91
Amortization of acquisition-related intangible assets	432	(172)	260
Goodwill impairment charges	48	(35)	13

Total costs and expenses	4,040	(1,360)	2,680

Operating income (loss)	341	(100)	241
Interest income	3	—	3
Interest expense and amortization of deferred financing fees	(524)	—	(524)
Loss on extinguishment of debt	(3)	—	(3)
Other income (expense)	1	—	1

Income (loss) from continuing operations before income taxes	(182)	(100)	(282)
Benefit from (provision for) income taxes	118	48	166

Income (loss) from continuing operations	$(64)	$(52)	$(116)

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

SunGard Capital Corp.

SunGard Capital Corp. II

SunGard Data Systems Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Included below are notes to the condensed consolidated balance sheets and condensed consolidated statements of operations. In accordance with Article 11, the pro forma adjustments to the condensed consolidated balance sheets include both recurring and non-recurring items. The pro forma adjustments to the condensed consolidated statements of operations includes only recurring items. Therefore, non-recurring items resulting from the split-off of AS from SDS, and the related tax effects, including, (i) the impairment of the “SunGard” trade name of approximately $339 million, (ii) the loss on extinguishment of debt totaling $36 million resulting from the exchange of SpinCo Notes for SDS Notes, (iii) the deferred tax expense related to the change in the state deferred tax rate on the trade name resulting from changes in the legal entity ownership structure related to the trade name, (iv) the write-off of capitalized deferred financing fees totaling $25 million resulting from the repayment or retirement of debt, as previously described, and (v) the $15 million management fee have been included in the condensed consolidated balance sheets but have not been included in the condensed consolidated statement of operations for 2013 based on the rules prescribed by Article 11.

1.	Represents the impact to Capital, Capital II and SDS of removing AS from the condensed consolidated balance sheet and the condensed consolidated statements of operations for the periods presented. The tax impact of removing AS from the condensed consolidated statements of operations for the periods presented was calculated by applying the U.S. federal statutory tax rate of 35% to all AS activity with the exception of nondeductible goodwill impairment charges previously recognized by AS during fiscal 2012 and 2011, as well as a one-time tax benefit totaling $9 million recognized during 2013 associated with certain AS lease-related reserves.

2.	Represents the repayment of $60 million of debt in January 2014 related to removing AS as a participant in SDS’ syndicated secured accounts receivable facility, payment of accrued interest totaling $6 million related to the repurchase of SDS Notes in exchange for SpinCo Notes and the repayment of term loans (see Note 5), and payment of deferred financing fees totaling $6 million, of which $5 million was capitalized, related to the modification of the senior secured credit facility as a requirement to split-off AS from SDS.

3.	Represents the write-off of capitalized deferred financing fees totaling $25 million, partially offset by the capitalization of $5 million of deferred financing fees, as described in Note 2, associated with the February 2014 amendment of SDS’ senior secured credit facility.

4.	Based on the change in the use of SDS’ trade name resulting from the split-off of the AS business and the resulting effects on the valuation assumptions underlying the trade name, SDS expects to record a $339 million impairment of the trade name in the first quarter of 2014. As the Company is in the process of completing its impairment calculation, the final charge could differ materially from our current estimate. In addition, also included is the transfer of an $8 million “right-to-use” asset representing AS’ limited right to use the “SunGard” trade name. AS has a two-year royalty-free period for the use of the trade name, after which it will pay a pre-determined royalty rate based on its annual revenue for a specified number of years.

5.	The pro forma adjustments to SDS’ long-term debt are as follows (in millions):

Repayment of SDS term loans	$1,005
Retirement of SDS Notes	389
Repayment of secured AR facility term loan commitment	60	(a)

Total debt extinguished	1,454
Reclassification of current portion of long-term debt	(29	) (b)

Pro forma adjustment - long term debt	$1,425

(a)	On January 31, 2014, SDS removed AS as a participant in SDS’ syndicated secured accounts receivable facility, and, as a result, repaid $60 million of the term loan commitment.
(b)	Following the repayment of $1.005 billion of term loans, SDS will no longer be required to make quarterly principal payments on its tranche D and tranche E term loans. The remaining $262 million of current portion of long-term debt represents $250 million of senior secured notes that were repaid on January 15, 2014, $7 million of tranche A term loans that were repaid on February 28, 2014, and $5 million of other debt that is still outstanding.

6.	Includes the tax benefit from (i) the loss on extinguishment of debt resulting from the exchange of SpinCo Notes for SDS Notes, (ii) the write-off of deferred financing costs (see Note 3), and (iii) the accrual of the management fee, partially offset by the accrual of a $15 million non-recurring management fee to be paid to our sponsors in connection with services rendered related to these transactions and in accordance with the Amended and Restated Management Agreement dated March 31,2014 between SDS, its four parent companies and affiliates of our sponsors. The items below were tax-affected at the U.S. statutory rate of 35%. The table below presents the impact of the various transactions listed above (in millions):

	Accrued Expenses Other Than Accrued Income Taxes	Accrued Income Taxes	Total Accrued Expenses

Accrue $15 million management fee	$15	$(5)	$10
Tax impact of loss on exchange of SpinCo Notes for SDS Notes	—	(13)	(13)
Tax impact of write-off of $25 million of deferred financing costs	—	(9)	(9)

Total	$15	$(27)	$(12)

7.	Represents the reduction of deferred income taxes resulting from the trade name impairment and the transfer to AS of the right-to-use asset (see Note 4), partially offset by a change in the state deferred income tax rate related to the trade name and a change in the valuation allowance on deferred income taxes. The table below presents the components of the pro forma adjustments to deferred income taxes (in millions):

Deferred Income Taxes

Reversal of deferred tax resulting from trade name impairment	$(135)
Transfer deferred tax to AS related to “right-to-use” trade name	(3)
Change in state deferred tax rate related to trade name	34
Adjust valuation allowance on deferred tax assets due to removing AS’ deferred tax liabilities	7

Total	$(97)

8.	Represents the transfer of the preferred stock dividend liability related to AS employees resulting from the December 2012 preferred stock dividend. See Note 9 of the Notes to Consolidated Financial Statements included in SDS’ Annual Report on Form 10-K for the year ended December 31, 2013 filed with the U.S. Securities & Exchange Commission in March 2014 for further information.

9.	Represents the impact to noncontrolling interests, both in temporary and permanent equity of Capital, and temporary equity of Capital II, from the exchange of preferred stock of Capital II for the equivalent value of common stock of SpinCo. Approximately 24% of the outstanding preferred stock of Capital II was exchanged for all of the common stock of SpinCo.

10.	The pro forma adjustments to SDS’ capital in excess of par are as follows (in millions):

	SCC	SCCII	SDS
Partial repayment of term loans	$1,005	$1,005	$1,005
Exchange of SpinCo Notes for SDS Notes	425	425	425
Transfer right to use asset to AS, net of tax	(5)	(5)	(5)
Transfer dividend-equivalent liability to AS	4	—	—
Impact of exchange of preferred stock for SpinCo common stock - temporary equity	10	9	—
Impact of exchange of preferred stock for SpinCo common stock - noncontrolling interest in permanent equity	431	—	—

Total impact of pro forma adjustments on additional paid in capital	$1,870	$1,434	$1,425

11.	The pro forma adjustments to retained earnings (accumulated deficit) are as follows (in millions):

Retained Earnings (Accumulated Deficit)

Impairment of trade name, net of tax	$(204)
Change in state deferred tax rate related to trade name	(34)
Loss on exchange of SpinCo Notes for SDS Notes, net of tax	(23)
Write-off deferred financing fees, net of tax	(16)
Accrue $15 million management fee, net of tax	(10)
Adjust valuation allowance on deferred tax assets due to removing AS’ deferred tax liabilities	(7)
Other	(1)

Total	$(295)

12.	Represents the adjustment for interest related to the $1.005 billion repayment of term loans, the $389 million retirement of SDS Notes and the repayment of $60 million of the secured accounts receivable facility. Also included are adjustments related to the amortization of deferred financing costs recognized in 2013 associated with the debt that was repaid (see Note 5) and for the reduction in the unused commitment fee related to the decrease in the revolving credit commitment.

13.	As prescribed by Article 11, a statutory rate of 35% was applied to the pro forma interest expense adjustment and amortization of deferred financing fees (see Note 12) to determine the after-tax impact of such adjustments. The U.S. federal statutory rate of 35% used may not be reflective of the Company’s effective tax rate after the split-off.